Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      1
Johannesburg, 5 November 2026: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE and A2X: SSW; and NYSE: SBSW) is
pleased to provide an operating update for the quarter ended 30 September 2026. Comparisons include year-on-year (Q3 2026 on Q3
2025), year-to-date (YTD) from 1 January 2026 to 30 September 2026, and Q3 2026 compared with the previous Q2 2026 quarter (quarter-
on-quarter or Q3-on-Q2) where appropriate. Group financial results are only provided on a six-monthly basis.
SALIENT FEATURES – QUARTER ENDED 30 SEPTEMBER 2026 (Q3 2026)

•Quarter-on-Quarter improvement in operating performance across the SA PGM and SA gold operations, steady output at the Century zinc retreatment operation, while the US PGM operations were negatively impacted by industrial action
•The Group remains on track to meet annual operating guidance with the exception of the US PGM operations following the strike
•Group adjusted EBITDA increased 9% year-on-year to R10.8 billion (US$662 million), supported by higher commodity prices
•Continued improvements across key safety metrics quarter-on-quarter and year-to-date
•Finalisation of the US PGM labour agreement and introduction of team-based incentives represent a significant milestone in the transition to a more productive and sustainable mechanised operating model at the US PGM operations
KEY STATISTICS – GROUP

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2025	Jun 2026	Sep 2026		KEY STATISTICS		Sep 2026	Jun 2026	Sep 2025
				GROUP
560	755	662	US$m	Adjusted EBITDA[1]	Rm	10,773	12,471	9,872
17.64	16.48	16.28	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	Stock data for the Quarter ended 30 September 2026

Key statistics by region	2	Number of shares in issue*
Overview of quarterly operating results	3	- at 30 September 2026	2,830,567,264
Salient features – operational tables – quarterly statistics	7	- weighted average	2,830,567,264
All-in cost (reconciliation) – quarters	11	Free Float	100%
Unit operating cost – quarters	15	Bloomberg/Reuters	SSWSJ/SSWJ.J
Adjusted EBITDA reconciliation – quarters	17	JSE Limited - (SSW)
Non-IFRS measures	18	Price range per ordinary share (High/Low)	R32.69 to R53.51
Administration and corporate information	19	Average daily volume	16,073,920
Disclaimer and forward-looking statements	20
		NYSE - (SBSW); one ADR represents four ordinary shares
		Price range per ADR (High/Low)	US$7.67 to US$12.58
		Average daily volume	5,315,599

* Sibanye-Stillwater's ordinary shares have been listed on the A2X exchange (A2X) in South Africa, with effect from 6 October 2026. Sibanye-Stillwater's primary listing on the JSE Limited, secondary listing of American depositary shares on the New York Stock Exchange, and its issued share capital remain unaffected by the secondary listing on A2X.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      2
KEY STATISTICS BY REGION

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2025	Jun 2026	Sep 2026		KEY STATISTICS		Sep 2026	Jun 2026	Sep 2025
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations
493,863	406,406	439,802	oz	4E PGM production[2,3]	kg	13,679	12,641	15,361
1,839	2,486	2,288	US$/4Eoz	Average basket price	R/4Eoz	37,250	40,967	32,438
281	408	354	US$m	Adjusted EBITDA[1]	Rm	5,767	6,758	4,961
1,278	1,685	1,634	US$/4Eoz	All-in sustaining cost[1,4]	R/4Eoz	26,598	27,767	22,537
				Gold operations
175,929	154,259	155,449	oz	Gold produced	kg	4,835	4,798	5,472
3,402	4,440	4,219	US$/oz	Average gold price	R/kg	2,208,545	2,352,512	1,929,491
212	261	210	US$m	Adjusted EBITDA[1]	Rm	3,419	4,290	3,731
2,442	3,097	3,189	US$/oz	All-in sustaining cost[1,4]	R/kg	1,668,973	1,640,802	1,385,189
				INTERNATIONAL OPERATIONS
				US PGM underground operations
73,171	69,544	59,417	oz	2E PGM production[2,5]	kg	1,848	2,163	2,276
1,184	1,524	1,411	US$/2Eoz	Average basket price	R/2Eoz	22,971	25,116	20,886
33	18	36	US$m	Adjusted EBITDA[1,6]	Rm	580	309	579
1,165	1,401	1,617	US$/2Eoz	All-in sustaining cost[1,4,6]	R/2Eoz	26,322	23,093	20,555
				Recycling operations[7]
26	66	40	US$m	Adjusted EBITDA[1]	Rm	652	1,085	475
				Keliber lithium project
(3)	(2)	(9)	US$m	Adjusted EBITDA[1]	Rm	(153)	(41)	(58)
				Century zinc retreatment operation
24	25	25	ktZn	Payable zinc production[8]	ktZn	25	25	24
2,696	4,177	4,059	US$/tZn	Average equivalent zinc concentrate price[9]	R/tZn	66,085	68,842	47,562
28	26	57	US$m	Adjusted EBITDA[1]	Rm	925	433	486
2,015	2,143	2,520	US$/tZn	All-in sustaining cost[1,4]	R/tZn	41,022	35,323	35,539
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant. The Group also reports All-in sustaining costs (AISC) for comparison to similar industry metrics used in the mining industry. See "Non-IFRS measures" for more information on these metrics presented by Sibanye-Stillwater. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and AISC are not measures of performance under IFRS
Accounting Standards and should be considered in addition to and not as a substitute for any other measure of financial performance and liquidity. The adjusted EBITDA amount in US$m for the quarter ended 30 June 2026 is calculated using the adjusted EBITDA amount in US$m for half-year ended 30 June 2026 less the adjusted EBITDA amount in US$m for the quarter ended 31 March
2026. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters"
2The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and the
US underground operations is principally platinum and palladium, referred to as 2E (2PGM)
3The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production and third party PoC, refer to the
"Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters"
4See "Salient features and cost benchmarks - Quarter" for the calculation of All-in sustaining cost (AISC). The SA PGM All-in sustaining cost excludes the production and costs associated with third party PoC
5The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated to SA rand (Rand)
6The Section 45X Advance Manufacturing Production Credits relating to US PGM underground operations for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 were
R186 million (US$11 million), R228 million(US$14 million) and R181 million (US$10 million) respectively
7Recycling operations includes Reldan Pennsylvania (PA), Metallix North Carolina (NC) and Montana recycling sites. The acquisition of the NC site was concluded on 4 September 2025 and financial results were included from the quarter ended 31 December 2025.
8Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
9Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      3
STATEMENT BY RICHARD STEWART, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

The Group continued to make progress on its strategic priorities during Q3 2026, delivering encouraging safety improvements, consistent operating results and a significantly stronger financial position. Supported by higher commodity prices and stable operational performance from the SA PGM, SA gold, Recycling and Century zinc retreatment operations, adjusted EBITDA increased by 9% year-on-
year to R10.8 billion (US$662 million). The Group remains on track to achieve annual operating guidance for 2026, with the exception of the US PGM operations, where production and cost guidance has been revised to reflect the impact of the approximate five-week strike.
At the Keliber lithium project, mining and hot commissioning of the concentrator continued during the quarter, resulting in the increased build-up of the ore stockpile of 330kt while ongoing improvements were achieved in concentrator throughput and spodumene specification.
Q3 2026 saw continued improvements in the Group's injury-frequency metrics, including year-on-year reductions in both serious and total reportable injuries. Key milestones included one year fatality-free at Driefontein. The Group serious injury frequency rate (SIFR) per million hours worked improved year-on-year to 1.82 from 2.31 for Q3 2025, while sustained near-miss incident reporting strengthened risk awareness, operational transparency and confidence in the incident reporting process. The quarter was however marred by the tragic loss of two colleagues at our Beatrix operations. Mr Lwandile Kohliso, was found deceased underground on 21 September 2026 and Mr
Chinonge Kalie a protection services officer was fatally injured in a shooting involving illegal miners on 23 July 2026. The Board and management extend our sincere condolences to the families and friends of Mr Kohliso and Mr Kalie.
Disciplined investment in organic growth projects requires focused execution. Production at the Marikana K4 shaft continues to ramp-up successfully, and the Siphumelele and Thembelani extension projects are progressing on schedule. The Mt Lyell and Burnstone projects have advanced to the execution stage, with the necessary planning, mobilisation and preparatory work now underway to support successful project delivery.
Further details are provided in the safe production and operational review sections of this Q3 2026 operating update.
Following the approximately five-week strike at the Stillwater operations and Columbus processing facilities, the four month long US PGM negotiations concluded in early October 2026. I would like to thank the Stillwater East, Columbus metallurgical and East Boulder employees and affiliated United Steelworkers Union (USW) members for their constructive engagement throughout the negotiations.
Despite the impact on the performance for Q3 2026, the conclusion of the multi-year collective bargaining agreements supports the long-
term sustainability and competitiveness of the US PGM operations, in the interests of all stakeholders. In South Africa at our Rustenburg operations, the Kwezi Section 189 consultation process, associated with the potential closure of the Kwezi shaft, commenced on 8
September 2026, and I wish to acknowledge the constructive engagement and professionalism demonstrated by all parties throughout the process to date. We are assessing available options to mine the Kwezi Shallows project as the consultation process continues. The
Sandouville consultation process with employee representatives, relating to the future of the Sandouville refinery was initiated in
September 2026 and is ongoing.
The macroeconomic outlook remains volatile, with weaker global growth expectations, persistent inflation and higher interest rates continuing to weigh on economic activity and consumer spending, including vehicle demand. Precious metals markets remained mixed during Q3 2026, with gold spot prices strengthening towards quarter-end on continued geopolitical uncertainty and investment demand, while platinum and rhodium spot prices rallied despite softer automotive demand expectations. PGM market development remains important, and we continue to progress strategic market development initiatives with our partners. Kleantha Pillay, EVP: Sales and
Marketing, who has played a pivotal role in the development of the Group's sales and marketing function, will leave the Group on 31
January 2027. Kleantha will be succeeded by Henk de Hoop, who has been appointed as Global Head of Sales and Marketing with effect from 1 November 2026. Further, Emma Chapman declined the appointment as Head of Investor Relations. The search for a suitably qualified candidate is ongoing.
Significant volatility in precious metals prices has been seen during October 2026. Lithium prices remained under pressure as global lithium supply forecasts were upgraded, outpacing demand growth and resulting in a larger than expected market surplus for 2026. Despite navigating geopolitical complexity and macroeconomic volatility we remain resolute in our  purpose to create a better future for people and planet and we achieve this through a simple philosophy – produce the metals the world needs, invest in our people, strengthen the communities in which we operate and create and deliver sustainable value for all stakeholders.
As we enter the final quarter of 2026 and finalise our life-of-mine plans for 2027, we remain focused on creating long-term stakeholder value through portfolio and operational simplification, safe and sustainable production, operational excellence, disciplined capital allocation, and the delivery of our value-accretive life extension projects.
SAFE PRODUCTION
The safety and health of our workforce remains our highest priority. Safe production is the cornerstone of performance excellence and is fundamental to delivering the Group’s strategic objectives.
The Group recorded a 10% improvement in the SIFR, with the rate declining from 2.29 for the nine months ended 30 September 2025 to
2.05 for the nine months ended 30 September 2026. The total recordable injury frequency rate (TRIFR) improved by 9%, decreasing from
3.96 to 3.61. The fatal injury frequency rate (FIFR) improved from 0.041 in 2025 to 0.025. High-potential incidents declined by 30%
compared to the nine months ended 30 September 2025.
Despite these positive trends, Q3 2026 was marked by the tragic loss of Mr Lwandile Kohliso, a team member at Beatrix, who was found deceased underground on 21 September 2026. The cause of death has not yet been determined and a thorough investigation by management and the relevant authorities is continuing. On 23 July 2026, Mr Chinonge Kalie, a contractor within the protection services team, was fatally injured in a shooting involving illegal miners at Beatrix. The Board and management of Sibanye-Stillwater extend their sincere condolences to the families and friends of our late colleagues during this difficult time.
To support our goal of zero fatalities, the Group is intensifying implementation of its Fatal Elimination Strategy, with a focus on leadership accountability, critical risk management and operational discipline. The safety culture uplift programme, launched in 2025 and in support of the Fatal Elimination Strategy, has evolved into an integrated safety and performance acceleration programme. The programme is being  rolled out across the South African operations, supported by additional leadership engagement and executive sponsorship, with the objective of delivering sustainable improvements in safety and overall operational performance.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      4
OPERATIONAL REVIEW
Southern Africa (SA) operations
SA PGM operations
Reflecting the seasonally stronger third quarter, the SA PGM operations delivered their best quarterly production performance of 2026 and are expected to deliver in line with full-year guidance. Year-on-year production performance (including third party purchase of concentrate (PoC)) decreased by 10% to 458,202 4Eoz, mainly due to planned lower surface production and expected lower production from Rustenburg (specifically the Kroondal operations).
Adjusted EBITDA increased by 16% year-on-year to R5.8 billion (US$354 million) in Q3 2026, driven by stable 4E PGM sales volumes and a
15% increase in the average 4E PGM basket price to R37,250/4Eoz (US$2,288/4Eoz).
Production from underground mining (excluding Mimosa) decreased by 10% (41,484 4Eoz) year-on-year, primarily due to lower production from the Kroondal mechanised operation, in line with its life-of-mine profile as ore reserves are progressively depleted, particularly at the
Kwezi operation, and the closure of the Klipfontein opencast operations. Production from the Marikana operation was supported by the build-up at the K4 shaft, which contributed 30,453 4Eoz in Q3 2026, an increase of 8% quarter-on-quarter.
Surface production (excluding PoC) declined by 36% year-on-year due to the depletion of surface reserves primarily due to the transition to a new feed source at Marikana, the depletion of surface reserves at Rustenburg and lower feed availability at Platinum Mile as previously reported.
Third party PoC increased by 7% (1,211 4Eoz) year-on-year to 18,400 4Eoz, mainly due to higher tonnages received from third parties.
All-in sustaining cost (AISC) excluding PoC, for the managed operations increased by 5% in absolute terms. Costs increased due to higher sustaining and ore reserve development capital expenditure, inflationary pressure on input costs, higher consumables expenditure driven by increased fuel, lubricant and steel costs, and higher royalty taxes associated with the stronger PGM basket price. Year-on-year, unit
AISC was also negatively impacted by 11% lower production.
Total capital expenditure for Q3 2026 increased by 33% year-on-year to R1.9 billion (US$119 million). Ore reserve development capital expenditure increased by 4% to R672 million (US$41 million), while sustaining capital expenditure increased by 46% to R961 million (US$59 million), driven mainly by the Thembelani extension project and the refurbishment work at the precious metals refinery (PMR). Project capital expenditure increased by 97% to R303 million (US$19 million) as the Marikana K4 project advanced towards steady-state production and development commenced at the Siphumelele UG2 project.
Total chrome production from the SA PGM operations was 545kt for Q3 2026, 19% lower year-on-year due to the cessation of the
Marikana bulk tailings treatment (BTT) chrome plant in Q4 2025. Chrome sales volumes increased by 14% to 585kt, mainly due to the release of stock.
Please refer to page 7,11,12 and 15 for further operational results statistics.
SA gold operations
Supported by a strong gold price environment, the SA gold operations continued to advance their transition to a shallower, higher-
margin, longer-life portfolio. Year-on-year, the 17% increase in surface production to 1,712kg (55,042oz) and a 14% higher gold price received of R2,208,545/kg (US$4,219/oz) partially offset the impact of a 22% decline in underground production, resulting in an 8% lower adjusted EBITDA of R3.4 billion (US$210 million) for Q3 2026.
Underground production declined year-on-year by 17% at Beatrix, 21% at Driefontein and 31% at Kloof. Reduced operational flexibility at
Beatrix as mining advanced to deeper levels of the mine, coupled with challenging ground conditions in high-grade areas, impacted productivity and average mining grade. Production at Driefontein was adversely affected by flooding at the Khomanani 8 Shaft in
August, which resulted in a six-week suspension of mining activities and constrained operational flexibility. Lower production at Kloof was consistent with its planned rebased life-of-mine profile.
AISC (excluding DRDGOLD) increased by 7% in absolute terms mainly due to inflationary increases in input costs, higher royalties, additional pumping costs incurred at Driefontein and additional working crews at Beatrix. Unit AISC (excluding DRDGOLD) increased by
23% year-on-year to R1,868,560/kg (US$3,570/oz) in Q3 2026, primarily due to lower gold sales driven by the 18% decline in production. The
SA gold operations unit AISC including DRDGOLD is 11% lower at R1,668,973/kg (US$3,189/oz) (when compared to unit AISC excluding
DRDGOLD) reflecting the growing surface contribution as the SA gold portfolio transitions towards a shallower, lower risk and lower cost production profile.
Capital expenditure for Q3 2026 (excluding DRDGOLD) decreased by 23% year-on-year to R792 million (US$49 million), largely reflecting the cessation of capitalisation at Kloof. This was partially offset by increased capital expenditure at Driefontein and Beatrix to develop mining areas and enable safe, sustainable production and processing operations.
The Burnstone Restart Project has transitioned positively into the execution phase, with project governance structures being established and key personnel appointments underway to support successful delivery.
DRDGOLD production increased by 10% year-on-year to 1,307kg (42,021oz) in Q3 2026, driven by a 15% improvement in yield to 0.21g/t, despite a 5% decrease in tonnes treated. Operating unit costs increased by 3% to R1,040,551/kg (US$1,988/oz) as higher labour, diesel, reagent costs and electricity tariffs were partially offset by increased production.
Project capital expenditure at DRDGOLD declined by 29% year-on-year to R556 million (US$34 million) from R782 million (US$44 million), as several of DRDGOLD's Vision 2028 projects advanced towards completion and moved beyond their peak capital investment phase.
Please refer to page 9, 13 and 16 for further operational results statistics.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      5
International and recycling operations
US PGM operations
Operating metrics in Q3 2026 were significantly impacted by the USW strike, which commenced on 3 September 2026 affecting the
Stillwater mine and the metallurgical complex. The strike ended following the ratification of a new collective bargaining agreement, with employees returning to work on 9 October 2026.
The new agreement covers a broad range of terms, including wage increases of 4.5% in the first year, the greater of 3.5% or US consumer price index (CPI) in the second year, and the greater of 3.0% or CPI in third year. Key however, is the introduction of team-based incentives and work practices aligned with the transition to fully mechanised mining. This represents an important milestone in the transformation of the US PGM operations that will contribute to ensuring the operations sustainability and competitiveness.
The US PGM operations have a clear, sustainable and executable productivity-led plan, targeting a structurally lower AISC of
~US$1,000/2Eoz by the end of 2028. This is underpinned by productivity improvements that support an estimated 45% increase in steady-
state production to approximately 410k 2Eoz from East Boulder and Stillwater East as the mechanisation programme is completed by H2
2028.
Production decreased by 19% to 59,417 2Eoz. Production sold declined by 7% to 72,514 2Eoz, as built-up concentrate inventories were processed during the strike. As a result, the strike's full impact on sales volumes will only become evident in Q4 2026, when inventory levels are expected to normalise.
Adjusted EBITDA increased by 9% year-on-year to US$36 million (R580 million), primarily driven by a 19% increase in the 2E PGM basket price to US$1,411/2E oz (R22,971/2Eoz), compared with US$1,184/2E (R20,886/2Eoz) oz in Q3 2025.
AISC increased by 39% year-on-year to US$1,617/2Eoz (R26,322/2Eoz), reflecting lower production and higher capital expenditure.
Excluding Section 45X credits, AISC increased to US$1,809/2Eoz (R29,445/2Eoz) from US$1,306/2Eoz (R23,034/2Eoz) in Q3 2025.
Total capital expenditure increased to US$38 million (R617 million) (Q3 2025: US$22 million, R396 million). Sustaining capital expenditure rose to US$16 million (R268 million) from US$3 million (R57 million) in Q3 2025, in line with the mechanisation strategy and primarily driven by investments in mobile and underground equipment, including bolters, transport equipment, surface fleet and supporting infrastructure.
Labour attrition increased significantly across all operations during the wage negotiation period, leaving staffing levels approximately 25%
below the planned 2027 mechanised workforce. Q4 2026 will focus on rebuilding work teams, restoring operational momentum and supporting the ramp-up to planned production levels.
The impact of the strike, together with the time required to rebuild operational performance in Q4 2026, has resulted in revised production guidance of 245k - 255k 2Eoz and cost guidance of AISC of US$1,700 - US$1,760/2Eoz, including Section 45X: US$1,510 - US$1,570/2Eoz
(previous 2026 annual guidance of 280k - 300k 2Eoz and AISC of US$1,520 - US$1,580/2Eoz, including Section 45X: US$1,360 -
US$1,420/2Eoz).
Please refer to page 7, 11 and 15 for further operational results statistics.
Recycling operations
Adjusted EBITDA from the Recycling operations increased by 54% year-on-year to US$40 million (R652 million), driven by higher precious metal prices, the successful integration of North Carolina (NC) and higher production at Pennsylvania (PA). The Recycling operations adjusted EBITDA excluding Section 45X credits from the Montana site increased by 41% year-on-year to US$25 million (R406 million).
1.2 million ounces of precious metals were sold during the quarter, comprising 89% silver, 8% 3E PGMs and 3% gold. Continued feed optimisation and integration across the PA, NC and Montana facilities enhanced asset utilisation and supported improved commercial performance.
Keliber lithium project
Hot commissioning of the Keliber concentrator began in April 2026 and continued throughout Q3 2026, with efforts focused on achieving target lithium grades within product specifications. Q4 2026 will focus on completing the hot commissioning and testing the concentrator at design capacity, with encouraging progress having been made since the end of Q3 2026.
Keliber project capital expenditure for Q3 2026 was €16 million, or R0.3 billion, (year to date €75 million or R1.4 billion) including capitalised interest and expenditure outside the project’s initial forecast scope. Cumulative construction-phase capital expenditure at 30 September
2026 was €726 million (R13.8 billion), excluding capitalised interest and exploration. The project remains within the approved capital forecast of €783 million (R14.9 billion) in 2024 real terms.
In response to lithium market volatility, the staged commissioning approach prioritises stable mining and concentrator performance before the refinery start-up, reducing integrated ramp-up risk and preserving capital flexibility.
* The figures have been translated where relevant at an average exchange rate of R19.01/€
Sandouville nickel refinery
Sandouville remains on care and maintenance, with site activities focused on asset integrity and regulatory compliance.
During September 2026, a consultation process regarding the future of the Sandouville refinery was initiated with employee representatives in accordance with applicable French labour law requirements. The Company continues to work with the French government to find the best possible solution that is in the interest of all stakeholders. No final decisions have been taken and the ongoing consultation process will inform the assessment of available options.
Century zinc retreatment operation
Payable zinc production increased by 2% year-on-year to 25kt in Q3 2026, from 24kt in Q3 2025. The increase primarily reflects the lower comparative production base following the planned shutdown in Q3 2025. The next planned shutdown is scheduled for Q4 2026.
AISC increased by 25% year-on-year to US$2,520/tZn (15% to R41,022/tZn), primarily driven by inflationary cost pressures, including higher fuel and reagent cost (primarily copper sulphate).
Payable zinc sales increased by 72% to 29kt, compared with 17kt in Q3 2025, largely due to shipment timing.
Adjusted EBITDA more than doubled to US$57 million (R925 million) from US$28 million (R486 million) in Q3 2025. The improvement was driven by higher payable zinc sales volumes, a 51% increase in equivalent zinc concentrate prices and lower treatment charges.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      6
Sustaining capital expenditure increased to US$2 million (R28 million), compared with US$1 million (R11 million) in Q3 2025. The increase primarily reflects rehabilitation equipment rebuilds and additional hydro-mining cannon equipment to support the optimisation of dam-
floor mining. Capital expenditure remains focused on maintaining the reliability of critical infrastructure as the operation approaches the end of its mine life.
Options to realise value from the existing Century and Karumba infrastructure and to evaluate potential life-extension opportunities beyond the current zinc retreatment operations continue to be assessed.
Please refer to page 10 and 14 for further operational results statistics.
Mt Lyell copper project
Following the Board's approval of the restart investment in Q3 2026, pre-execution planning and preparatory activities have commenced.
Front-end engineering and design, project team recruitment, initial accommodation works and the progression of key regulatory and operational approvals are underway.
OPERATING GUIDANCE FOR 2026*
Annual operating guidance is updated for the US PGM operations to reflect the impact of the strike and operational normalisation in Q4
2026. The annual 2026 operating guidance for all remaining operations is unchanged as in the table below.

2026 Annual guidance		Production	All-in sustaining cost	Total capital
SA operations	SA PGM operations (4E PGMs)	1.65 - 1.75Moz[3,4]	R26,500 - 27,500/4Eoz (US$1,453 - 1,508/4Eoz)²	R8bn (US$439m)² (incl. R1.79bn (US$98m) for project capital)
	SA gold operations (excl. DRDGOLD)	13,700 - 14,700kg (440 - 473koz)	R1,750k - 1,840k/kg (US$2,984 - 3,138/oz)²	R3bn (US$164m)² (incl. R98m (US$5m) for Burnstone project capital)
	SA gold operations (incl. DRDGOLD)[7]	19,100 - 19,750kg (614 - 635koz)	R1,565k - R1,685k/kg (US$2,670 - 2,870/oz)[2]	R6.6bn (US$364m)[2] (incl. R3.1bn (US$172m) for DRDGOLD project capital)
International operations	US PGM operations (2E mined)	245 - 255koz	US$1,700 – 1,760/2Eoz Including Section 45X: US$1,510 – 1,570/2Eoz	US$125m - US$135m (incl. US$6m growth) (R2.3bn - R2.5bn incl. R109m growth)²
	Recycling operations (Columbus, PA and NC) (PGM autocats, industrial and e-waste precious metals bearing waste)	Total 400 - 420koz gold equivalent ounces[5]	n/a	US$12.2m (R223m)²
	Keliber lithium project	15k - 20k tonnes of spodumene concentrate	n/a	€180m - €190m6 (R3.7bn – R3.9bn)² (incl. €90m (R1.8bn) for project capital)
	Century zinc operations	86.3k - 98.3k tonnes (payable)	A$3,400 – 3,800/t (R42,160 – 47,120/t)² (US$2,311 - 2,583/ t)²	A$5m - A$5.5m (US$3.4m – US$3.7m, R62m - R68.2m)²
	Mt Lyell	n/a	n/a	A$11m (US$7.5m, R136m)[2,8]
Source: Company forecasts, Note: Guidance does not take into account the impact of unplanned events
*As at 5 November 2026
1.US PGM AISC is impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$1,500/oz; By product credit assumptions of Rh US$9,000/oz and gold US$4,400/oz
2.Estimates are converted at an exchange rate of R18.24/US$, R20.43/€ and R12.40/A$
3.SA PGM operations production guidance includes third party PoC and 50% attributable production from Mimosa
4.SA PGM operations AISC excludes the purchase cost of third party PoC and Mimosa costs and capital (equity accounted)
5.Gold equivalent ounce production calculated using the following metal pricing: Au US$2,506/oz, Ag US$38/oz, Pt US$1,150/oz, Pd US$1,050, Ir US$4,000/oz, Rh US$4,800/oz, Ru US$500/oz and Cu
US$4.4/lb
6.2026 guided capital includes construction phase start-up capital, sustaining cost and capitalised cost. The current production profile includes the Syväjärvi and Rapasaari open pit mining areas
7.DRDGOLD included at 100%
8.An accrual of A$14.7 million (US$10 million, R182 million) was recognised during Q3 2026 as deferred acquisition consideration arising from the positive investment decision relating to Mt Lyell as announced in September 2026. This is only payable on first production, expected early 2029
RICHARD STEWART
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      7
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

US and SA PGM operations

			US PGM operations	Total SA PGM operations[2]			Rustenburg		Marikana[2]		Plat Mile	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Attribu- table
Production
Tonnes milled/treated	kt	Sep 2026	177	8,205	4,773	3,432	2,757	1,107	1,667	645	1,680	349
		Jun 2026	199	7,524	4,368	3,156	2,535	876	1,475	802	1,478	357
		Sep 2025	198	10,343	5,283	5,061	3,152	1,407	1,760	960	2,694	370
Plant head grade	g/t	Sep 2026	11.44	2.25	3.22	0.91	2.95	1.24	3.69	0.91	0.69	3.13
		Jun 2026	11.62	2.29	3.29	0.91	3.03	1.24	3.75	0.92	0.70	3.22
		Sep 2025	12.73	2.12	3.23	0.96	2.97	1.15	3.67	1.36	0.72	3.39
Plant recoveries	%	Sep 2026	91.64	74.10	85.26	18.42	84.85	24.89	86.86	8.06	16.09	78.69
		Jun 2026	90.89	73.37	84.37	17.98	84.10	27.10	86.98	8.14	15.64	74.03
		Sep 2025	90.61	70.05	84.73	18.60	84.77	22.55	86.68	20.52	13.98	73.42
Yield	g/t	Sep 2026	10.48	1.67	2.75	0.17	2.50	0.31	3.21	0.07	0.11	2.46
		Jun 2026	10.56	1.68	2.78	0.16	2.55	0.34	3.26	0.07	0.11	2.38
		Sep 2025	11.53	1.49	2.74	0.18	2.52	0.26	3.18	0.28	0.10	2.49
PGM production[3]	4Eoz - 2Eoz	Sep 2026	59,417	439,802	421,303	18,499	221,878	10,980	171,795	1,522	5,997	27,630
		Jun 2026	69,544	406,406	389,811	16,595	207,693	9,460	154,721	1,932	5,203	27,397
		Sep 2025	73,171	493,863	464,803	29,060	255,126	11,731	180,031	8,612	8,717	29,646
PGM sold[4]	4Eoz - 2Eoz	Sep 2026	72,514	449,658			202,319	11,333	199,663		5,997	30,346
		Jun 2026	63,159	426,134			175,044	12,522	203,294		5,203	30,071
		Sep 2025	78,340	457,197			195,282	13,760	200,872		8,717	38,566
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Sep 2026	22,971	37,250			37,588	32,982	37,187		35,019	32,994
		Jun 2026	25,116	40,967			41,280	36,987	40,919		38,318	36,473
		Sep 2025	20,886	32,438			32,732	29,629	32,387		29,929	29,172
	US$/4Eoz - US$/2Eoz	Sep 2026	1,411	2,288			2,309	2,026	2,284		2,151	2,027
		Jun 2026	1,524	2,486			2,505	2,244	2,483		2,325	2,213
		Sep 2025	1,184	1,839			1,856	1,680	1,836		1,697	1,654
Operating cost[7,9]	R/t	Sep 2026	6,570	1,505			2,246	377	2,170		119	1,889
		Jun 2026	6,255	1,544			2,360	340	2,028		111	1,785
		Sep 2025	6,706	1,122			1,942	197	1,684		77	1,881
	US$/t	Sep 2026	404	92			138	23	133		7	116
		Jun 2026	380	94			143	21	123		7	108
		Sep 2025	380	64			110	11	95		4	107
	R/4Eoz - R/2Eoz	Sep 2026	19,540	28,694			27,907	37,978	28,953		33,350	23,851
		Jun 2026	17,859	29,195			28,812	31,501	29,486		31,520	23,287
		Sep 2025	18,122	24,094			23,988	23,613	24,279		23,861	23,511
	US$/4Eoz - US$/2Eoz	Sep 2026	1,200	1,763			1,714	2,333	1,778		2,049	1,465
		Jun 2026	1,084	1,772			1,748	1,911	1,789		1,913	1,413
		Sep 2025	1,027	1,366			1,360	1,339	1,376		1,353	1,333
All-in sustaining cost[7,8,9]	R/4Eoz - R/2Eoz	Sep 2026	26,322	26,598			26,024		27,372		26,513	23,634
		Jun 2026	23,093	27,767			28,045		27,456		25,562	25,331
		Sep 2025	20,555	22,537			23,241		21,697		19,961	23,410
	US$/4Eoz - US$/2Eoz	Sep 2026	1,617	1,634			1,599		1,681		1,629	1,452
		Jun 2026	1,401	1,685			1,702		1,666		1,551	1,537
		Sep 2025	1,165	1,278			1,318		1,230		1,132	1,327
All-in cost[7,8,9]	R/4Eoz - R/2Eoz	Sep 2026	27,366	27,333			26,381		28,520		26,513	23,634
		Jun 2026	24,100	28,276			28,404		28,190		25,562	25,331
		Sep 2025	21,716	22,869			23,297		22,434		19,961	23,410
	US$/4Eoz - US$/2Eoz	Sep 2026	1,681	1,679			1,620		1,752		1,629	1,452
		Jun 2026	1,462	1,716			1,724		1,711		1,551	1,537
		Sep 2025	1,231	1,296			1,321		1,272		1,132	1,327
Capital expenditure[5]
Ore reserve development	Rm	Sep 2026	293	672			217		455		—	—
		Jun 2026	362	622			210		412		—	—
		Sep 2025	263	644			203		441		—	—
Sustaining capital	Rm	Sep 2026	268	961			472		489		—	123
		Jun 2026	143	693			395		297		1	132
		Sep 2025	57	656			367		278		11	75
Project capital	Rm	Sep 2026	56	303			83		199		—	—
		Jun 2026	59	193			78		115		—	—
		Sep 2025	76	154			15		139		—	—
Total capital expenditure	Rm	Sep 2026	617	1,936			772		1,143		—	123
		Jun 2026	564	1,508			683		824		1	132
		Sep 2025	396	1,454			585		858		11	75
	US$m	Sep 2026	38	119			47		70		—	8
		Jun 2026	34	92			41		50		—	8
		Sep 2025	22	82			33		49		1	4
Average exchange rate for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 was R16.28/US$, R16.48/US$ and R17.64/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into Rand
2Total SA PGM operation and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and
AIC excluding third party PoC for Total SA PGM operations and Marikana – Quarters”
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM)
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      8
4PGM sold includes the third party PoC ounces sold
5Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro-forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of
Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
9The Section 45X Advance Manufacturing Production Credits relating to US PGM underground operations for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 were
R186 million (US$11 million), R228 million(US$14 million) and R181 million (US$10 million) respectively
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      9
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

SA gold operations

SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Sep 2026	8,354	729	7,625	248	62	180	204	302	—	1,188	6,170
		Jun 2026	8,381	721	7,660	271	62	150	172	300	—	1,080	6,345
		Sep 2025	8,408	864	7,544	296	—	237	74	332	—	989	6,481
Yield	g/t	Sep 2026	0.58	4.28	0.22	7.24	1.14	3.37	0.45	2.39	—	0.20	0.21
		Jun 2026	0.57	4.25	0.23	6.50	0.26	3.87	0.64	2.42	—	0.30	0.20
		Sep 2025	0.65	4.64	0.19	7.66	—	3.68	0.73	2.63	—	0.22	0.18
Gold produced	kg	Sep 2026	4,835	3,123	1,712	1,794	71	606	92	723	—	242	1,307
		Jun 2026	4,798	3,066	1,732	1,760	16	581	110	725	—	323	1,283
		Sep 2025	5,472	4,010	1,462	2,263	—	874	54	873	—	217	1,191
	oz	Sep 2026	155,449	100,407	55,042	57,678	2,283	19,483	2,958	23,245	—	7,780	42,021
		Jun 2026	154,259	98,574	55,685	56,585	514	18,680	3,537	23,309	—	10,385	41,249
		Sep 2025	175,929	128,924	47,004	72,757	—	28,100	1,736	28,068	—	6,977	38,292
Gold sold	kg	Sep 2026	4,915	3,215	1,700	1,883	42	606	72	726	—	262	1,324
		Jun 2026	4,936	3,171	1,765	1,725	10	627	145	819	—	288	1,322
		Sep 2025	5,361	3,911	1,450	2,258	—	831	30	822	—	262	1,158
	oz	Sep 2026	158,021	103,365	54,656	60,540	1,350	19,483	2,315	23,341	—	8,423	42,568
		Jun 2026	158,696	101,950	56,746	55,460	322	20,159	4,662	26,331	—	9,259	42,503
		Sep 2025	172,360	125,742	46,619	72,596	—	26,717	965	26,428	—	8,423	37,231
Price and costs
Gold price received	R/kg	Sep 2026	2,208,545			2,214,026		2,150,442		2,210,744		2,209,924	2,228,852
		Jun 2026	2,352,512			2,355,043		2,283,679		2,366,300		2,368,056	2,377,458
		Sep 2025	1,929,491			1,857,396		1,744,483		1,843,066		1,908,397	1,947,323
	US$/oz	Sep 2026	4,219			4,230		4,108		4,224		4,222	4,258
		Jun 2026	4,440			4,445		4,310		4,466		4,469	4,487
		Sep 2025	3,402			3,275		3,076		3,250		3,365	3,434
Operating cost[1,4]	R/t	Sep 2026	835	6,861	259	8,562	577	9,068	593	4,150	—	384	220
		Jun 2026	803	6,522	265	7,353	673	9,914	1,040	4,072	—	488	201
		Sep 2025	757	5,435	221	7,055	—	6,435	282	3,276	—	450	186
	US$/t	Sep 2026	51	421	16	526	35	557	36	255	—	24	14
		Jun 2026	49	396	16	446	41	602	63	247	—	30	12
		Sep 2025	43	308	13	400	—	365	16	186	—	26	11
	R/kg	Sep 2026	1,443,226	1,602,626	1,152,453	1,182,274	507,042	2,691,419	1,315,217	1,733,057	—	1,884,298	1,040,551
		Jun 2026	1,402,251	1,533,594	1,169,746	1,131,250	2,625,000	2,564,544	1,627,273	1,684,138	—	1,631,579	996,103
		Sep 2025	1,163,743	1,171,571	1,142,271	921,343	—	1,747,140	388,889	1,243,986	—	2,050,691	1,010,915
	US$/oz	Sep 2026	2,757	3,062	2,202	2,259	969	5,142	2,513	3,311	—	3,600	1,988
		Jun 2026	2,647	2,894	2,208	2,135	4,954	4,840	3,071	3,179	—	3,079	1,880
		Sep 2025	2,052	2,066	2,014	1,625	—	3,081	686	2,193	—	3,616	1,782
All-in sustaining cost[1,2]	R/kg	Sep 2026	1,668,973			1,594,286		2,547,198		1,964,187		1,854,962	1,156,344
		Jun 2026	1,640,802			1,636,888		2,349,741		1,804,640		1,940,972	1,071,104
		Sep 2025	1,385,189			1,267,936		2,119,628		1,397,810		1,988,550	1,045,769
	US$/oz	Sep 2026	3,189			3,046		4,867		3,753		3,544	2,209
		Jun 2026	3,097			3,089		4,435		3,406		3,663	2,022
		Sep 2025	2,442			2,236		3,737		2,465		3,506	1,844
All-in cost[1,2]	R/kg	Sep 2026	1,784,741			1,594,286		2,547,198		1,964,187		1,854,962	1,576,284
		Jun 2026	1,875,000			1,636,888		2,349,741		1,804,640		1,940,972	1,922,088
		Sep 2025	1,533,483			1,267,936		2,119,628		1,397,810		1,988,550	1,721,071
	US$/oz	Sep 2026	3,410			3,046		4,867		3,753		3,544	3,012
		Jun 2026	3,539			3,089		4,435		3,406		3,663	3,628
		Sep 2025	2,704			2,236		3,737		2,465		3,506	3,035
Capital expenditure
Ore reserve development	Rm	Sep 2026	600			524		—		76		—	—
		Jun 2026	581			517		—		64		—	—
		Sep 2025	821			473		281		67		—	—
Sustaining capital	Rm	Sep 2026	306			145		—		41		—	120
		Jun 2026	253			127		—		28		—	98
		Sep 2025	253			112		64		26		—	51
Project capital[3]	Rm	Sep 2026	562			—		—		—		—	556
		Jun 2026	1,135			—		—		—		—	1,125
		Sep 2025	786			—		—		—		—	782
Total capital expenditure[4]	Rm	Sep 2026	1,468			669		—		117		—	676
		Jun 2026	1,969			644		—		92		—	1,223
		Sep 2025	1,860			585		345		93		—	833
	US$m	Sep 2026	90			41		—		7		—	42
		Jun 2026	119			39		—		6		—	74
		Sep 2025	105			33		20		5		—	47
Average exchange rates for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 was R16.28/US$, R16.48/US$ and R17.64/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of
Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3The total project capital expenditure for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 includes R6 million (US$— million), R10 million (US$1 million) and R4 million
(US$— million), respectively, which relates mainly to various security capital requirements and the Burnstone project not included under specific operations above
4Due to the Kloof operations having a life of mine of 1 year as of 31 December 2025, all capital expenditure is expensed
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      10
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Sep 2026	2,160
		Jun 2026	2,196
		Sep 2025	2,063
Zinc ore grade processed	%	Sep 2026	2.83
		Jun 2026	2.75
		Sep 2025	2.87
Plant recoveries	%	Sep 2026	49.73
		Jun 2026	49.37
		Sep 2025	49.97
Concentrate produced[1]	kt	Sep 2026	68
		Jun 2026	66
		Sep 2025	64
Concentrate zinc grade[2]	%	Sep 2026	44.79
		Jun 2026	45.00
		Sep 2025	46.11
Zinc in concentrate produced[3]	kt	Sep 2026	30
		Jun 2026	30
		Sep 2025	30
Payable zinc production[4]	kt	Sep 2026	25
		Jun 2026	25
		Sep 2025	24
Payable zinc sales[5]	kt	Sep 2026	29
		Jun 2026	18
		Sep 2025	17
Price and costs
Average equivalent zinc concentrate price[6]	R/tZn	Sep 2026	66,085
		Jun 2026	68,842
		Sep 2025	47,562
	US$/tZn	Sep 2026	4,059
		Jun 2026	4,177
		Sep 2025	2,696
All-in sustaining cost[7,8]	R/tZn	Sep 2026	41,022
		Jun 2026	35,323
		Sep 2025	35,539
	US$/tZn	Sep 2026	2,520
		Jun 2026	2,143
		Sep 2025	2,015
All-in cost[7,8]	R/tZn	Sep 2026	41,022
		Jun 2026	35,730
		Sep 2025	36,560
	US$/tZn	Sep 2026	2,520
		Jun 2026	2,168
		Sep 2025	2,073
Capital expenditure
Sustaining capital	Rm	Sep 2026	28
		Jun 2026	4
		Sep 2025	11
Project capital	Rm	Sep 2026	—
		Jun 2026	10
		Sep 2025	25
Total capital expenditure	Rm	Sep 2026	28
		Jun 2026	14
		Sep 2025	36
	US$m	Sep 2026	2
		Jun 2026	1
		Sep 2025	2
Average exchange rates for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 was R16.28/US$, R16.48/US$ and R17.64/US$, respectively
Figures may not add as they are rounded independently
1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Zinc in concentrate produced is the zinc metal contained in the concentrate produced
4Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
5Payable zinc sales is the payable quantity of zinc metal sold after applying smelter content deductions
6Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
7All-in sustaining costs and all-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and
All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      11
ALL-IN COSTS – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations[1]	Total SA PGM operations[2]	Rustenburg	Marikana[2]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Sep 2026	1,251	12,399	6,376	5,790	233	745	(745)
		Jun 2026	1,415	11,668	5,679	5,803	186	693	(693)
		Sep 2025	1,259	10,919	5,435	5,257	227	926	(926)
Royalties		Sep 2026	—	367	207	160	—	42	(42)
		Jun 2026	—	434	256	178	—	72	(72)
		Sep 2025	—	267	229	38	—	51	(51)
Carbon tax		Sep 2026	—	—	—	—	—	—	—
		Jun 2026	—	1	—	1	—	—	—
		Sep 2025	—	1	—	1	—	—	—
Community costs		Sep 2026	—	48	7	41	—	—	—
		Jun 2026	—	37	3	34	—	—	—
		Sep 2025	—	67	21	46	—	—	—
Inventory change		Sep 2026	(90)	406	349	57	—	(86)	86
		Jun 2026	(173)	410	707	(297)	—	(55)	55
		Sep 2025	67	1,220	1,179	41	—	(229)	229
Share-based payments[4]		Sep 2026	19	71	40	31	—	—	—
		Jun 2026	25	91	48	42	1	—	—
		Sep 2025	18	47	27	26	1	—	—
Rehabilitation interest and amortisation[5]		Sep 2026	14	68	43	25	—	3	(3)
		Jun 2026	14	67	48	19	—	2	(2)
		Sep 2025	8	47	37	10	—	2	(2)
Leases		Sep 2026	—	16	3	12	1	—	—
		Jun 2026	—	10	2	8	—	—	—
		Sep 2025	—	12	5	7	—	—	—
Ore reserve development		Sep 2026	293	672	217	455	—	—	—
		Jun 2026	362	622	210	412	—	—	—
		Sep 2025	263	644	203	441	—	—	—
Sustaining capital expenditure		Sep 2026	268	961	472	489	—	123	(123)
		Jun 2026	143	693	395	297	1	132	(132)
		Sep 2025	57	656	367	278	11	75	(75)
Less: By-product credit		Sep 2026	(191)	(3,448)	(1,654)	(1,719)	(75)	(174)	174
		Jun 2026	(180)	(2,854)	(1,258)	(1,541)	(55)	(150)	150
		Sep 2025	(168)	(2,919)	(1,301)	(1,553)	(65)	(131)	131
Total All-in-sustaining costs[6,7]		Sep 2026	1,564	11,560	6,060	5,341	159	653	(653)
		Jun 2026	1,606	11,179	6,090	4,956	133	694	(694)
		Sep 2025	1,504	10,961	6,202	4,592	174	694	(694)
Plus: Corporate cost, growth and capital expenditure		Sep 2026	62	303	83	199	—	—	21
		Jun 2026	70	193	78	115	—	—	—
		Sep 2025	85	154	15	139	—	—	—
Total All-in-costs[6,7]		Sep 2026	1,626	11,863	6,143	5,540	159	653	(632)
		Jun 2026	1,676	11,372	6,168	5,071	133	694	(694)
		Sep 2025	1,589	11,115	6,217	4,731	174	694	(694)
PGM production	4Eoz - 2Eoz	Sep 2026	59,417	458,202	232,858	191,717	5,997	27,630	—
		Jun 2026	69,544	428,342	217,153	178,589	5,203	27,397	—
		Sep 2025	73,171	511,052	266,857	205,832	8,717	29,646	—
	kg	Sep 2026	1,848	14,252	7,243	5,963	187	859	—
		Jun 2026	2,163	13,323	6,754	5,555	162	852	—
		Sep 2025	2,276	15,895	8,300	6,402	271	922	—
All-in-sustaining cost[6,7]	R/4Eoz - R/2Eoz	Sep 2026	26,322	26,848	26,024	27,859	26,513	23,634	—
		Jun 2026	23,093	27,882	28,045	27,751	25,562	25,331	—
		Sep 2025	20,555	22,769	23,241	22,309	19,961	23,410	—
	US$/4Eoz - US$/2Eoz	Sep 2026	1,617	1,649	1,599	1,711	1,629	1,452	—
		Jun 2026	1,401	1,692	1,702	1,684	1,551	1,537	—
		Sep 2025	1,165	1,291	1,318	1,265	1,132	1,327	—
All-in-cost[6,7]	R/4Eoz - R/2Eoz	Sep 2026	27,366	27,552	26,381	28,897	26,513	23,634	—
		Jun 2026	24,100	28,363	28,404	28,395	25,562	25,331	—
		Sep 2025	21,716	23,089	23,297	22,985	19,961	23,410	—
	US$/4Eoz - US$/2Eoz	Sep 2026	1,681	1,692	1,620	1,775	1,629	1,452	—
		Jun 2026	1,462	1,721	1,724	1,723	1,551	1,537	—
		Sep 2025	1,231	1,309	1,321	1,303	1,132	1,327	—
Average exchange rates for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 was R16.28/US$, R16.48/US$ and R17.64/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into Rand
2Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and
AIC excluding third party PoC for Total SA PGM operations and Marikana – Quarters”
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
6All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced (excluding Mimosa) in the same period
7The Section 45X Advance Manufacturing Production Credits relating to US PGM underground operations for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 were
R186 million (US$11 million), R228 million(US$14 million) and R181 million (US$10 million) respectively
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      12
ALL-IN COSTS – QUARTERS (continued)

Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters
		Total SA PGM operations			Marikana
	Rm	Sep 2026	Jun 2026	Sep 2025	Sep 2026	Jun 2026	Sep 2025
Cost of sales, before amortisation and depreciation as reported per table above		12,399	11,668	10,919	5,790	5,803	5,257
Inventory change as reported per table above		406	410	1,220	57	(297)	41
Less: Chrome cost of sales		(177)	(155)	(306)	(28)	(29)	(70)
Total operating cost including third party PoC		12,628	11,923	11,833	5,819	5,477	5,228
Less: Purchase cost of PoC		(801)	(858)	(648)	(801)	(858)	(648)
Total operating cost excluding third party PoC		11,827	11,065	11,185	5,018	4,619	4,580

PGM production as reported per table above	4Eoz- 2Eoz	458,202	428,342	511,052	191,717	178,589	205,832
Less: Mimosa production		(27,630)	(27,397)	(29,646)	—	—	—
PGM production excluding Mimosa		430,572	400,945	481,406	191,717	178,589	205,832
Less: PoC production		(18,400)	(21,936)	(17,189)	(18,400)	(21,936)	(17,189)
PGM production excluding Mimosa and third party PoC		412,172	379,009	464,217	173,317	156,653	188,643

PGM production including Mimosa and excluding third party PoC		439,802	406,406	493,863	173,317	156,653	188,643

Tonnes milled/treated	kt	8,205	7,524	10,343	2,312	2,278	2,720
Less: Mimosa tonnes		(349)	(357)	(370)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		7,856	7,166	9,973	2,312	2,278	2,720
Operating cost including third party PoC	R/4Eoz-R/2Eoz	29,328	29,737	24,580	30,352	30,668	25,399
	US$/4Eoz-US$/2Eoz	1,802	1,804	1,393	1,864	1,861	1,440
	R/t	1,607	1,664	1,187	2,516	2,405	1,922
	US$/t	99	101	67	155	146	109
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	28,694	29,195	24,094	28,953	29,486	24,279
	US$/4Eoz-US$/2Eoz	1,763	1,772	1,366	1,778	1,789	1,376
	R/t	1,505	1,544	1,122	2,170	2,028	1,684
	US$/t	92	94	64	133	123	95

Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana - Quarters
		Total SA PGM operations			Marikana
	Rm	Sep 2026	Jun 2026	Sep 2025	Sep 2026	Jun 2026	Sep 2025
Total All-in-sustaining cost as reported per table above		11,560	11,179	10,961	5,341	4,956	4,592
Less: Purchase cost of PoC		(801)	(858)	(648)	(801)	(858)	(648)
Add: By-product credit of PoC		204	203	149	204	203	149
Total All-in-sustaining cost excluding third party PoC		10,963	10,524	10,462	4,744	4,301	4,093
Plus: Corporate cost, growth and capital expenditure		303	193	154	199	115	139
Total All-in-cost excluding third party PoC		11,266	10,717	10,616	4,943	4,416	4,232

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	412,172	379,009	464,217	173,317	156,653	188,643

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	26,598	27,767	22,537	27,372	27,456	21,697
	US$/4Eoz-US$/2Eoz	1,634	1,685	1,278	1,681	1,666	1,230

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	27,333	28,276	22,869	28,520	28,190	22,434
	US$/4Eoz-US$/2Eoz	1,679	1,716	1,296	1,752	1,711	1,272
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      13
ALL-IN COSTS – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Sep 2026	7,063	2,263	1,711	1,249	457	1,383	—
		Jun 2026	6,995	2,049	1,795	1,310	532	1,309	—
		Sep 2025	6,218	2,130	1,454	992	489	1,153	—
Royalties		Sep 2026	121	125	7	24	3	—	(38)
		Jun 2026	178	127	9	50	2	—	(10)
		Sep 2025	38	135	8	38	2	—	(145)
Carbon tax		Sep 2026	—	—	—	—	—	—	—
		Jun 2026	—	—	—	—	—	—	—
		Sep 2025	(4)	—	—	(4)	—	—	—
Community costs		Sep 2026	22	1	2	12	—	7	—
		Jun 2026	3	—	—	—	—	3	—
		Sep 2025	7	—	—	—	—	7	—
Share-based payments[2]		Sep 2026	41	12	7	7	1	14	—
		Jun 2026	45	16	9	8	—	12	—
		Sep 2025	31	7	6	5	1	12	—
Rehabilitation interest and amortisation[3]		Sep 2026	43	(2)	1	13	25	4	2
		Jun 2026	39	5	2	14	25	(9)	2
		Sep 2025	59	6	10	22	29	(10)	2
Leases		Sep 2026	13	4	1	5	—	3	—
		Jun 2026	11	2	1	5	—	3	—
		Sep 2025	8	—	2	3	—	3	—
Ore reserve development		Sep 2026	600	524	—	76	—	—	—
		Jun 2026	581	517	—	64	—	—	—
		Sep 2025	821	473	281	67	—	—	—
Sustaining capital expenditure		Sep 2026	306	145	—	41	—	120	—
		Jun 2026	253	127	—	28	—	98	—
		Sep 2025	253	112	64	26	—	51	—
Less: By-product credit		Sep 2026	(6)	(3)	(2)	(1)	—	—	—
		Jun 2026	(6)	(3)	(2)	(1)	—	—	—
		Sep 2025	(5)	—	—	—	—	(5)	—
Total All-in-sustaining costs[4]		Sep 2026	8,203	3,069	1,727	1,426	486	1,531	(36)
		Jun 2026	8,099	2,840	1,814	1,478	559	1,416	(8)
		Sep 2025	7,426	2,863	1,825	1,149	521	1,211	(143)
Plus: Corporate cost, growth and capital expenditure		Sep 2026	569	—	—	—	—	556	13
		Jun 2026	1,156	—	—	—	—	1,125	31
		Sep 2025	795	—	—	—	—	782	13
Total All-in-costs[4]		Sep 2026	8,772	3,069	1,727	1,426	486	2,087	(23)
		Jun 2026	9,255	2,840	1,814	1,478	559	2,541	23
		Sep 2025	8,221	2,863	1,825	1,149	521	1,993	(130)
Gold sold	kg	Sep 2026	4,915	1,925	678	726	262	1,324	—
		Jun 2026	4,936	1,735	772	819	288	1,322	—
		Sep 2025	5,361	2,258	861	822	262	1,158	—
	oz	Sep 2026	158,021	61,890	21,798	23,341	8,423	42,568	—
		Jun 2026	158,696	55,782	24,820	26,331	9,259	42,503	—
		Sep 2025	172,360	72,596	27,682	26,428	8,423	37,231	—
All-in-sustaining cost[4]	R/kg	Sep 2026	1,668,973	1,594,286	2,547,198	1,964,187	1,854,962	1,156,344	—
		Jun 2026	1,640,802	1,636,888	2,349,741	1,804,640	1,940,972	1,071,104	—
		Sep 2025	1,385,189	1,267,936	2,119,628	1,397,810	1,988,550	1,045,769	—
All-in-sustaining cost	US$/oz	Sep 2026	3,189	3,046	4,867	3,753	3,544	2,209	—
		Jun 2026	3,097	3,089	4,435	3,406	3,663	2,022	—
		Sep 2025	2,442	2,236	3,737	2,465	3,506	1,844	—
All-in-cost[4]	R/kg	Sep 2026	1,784,741	1,594,286	2,547,198	1,964,187	1,854,962	1,576,284	—
		Jun 2026	1,875,000	1,636,888	2,349,741	1,804,640	1,940,972	1,922,088	—
		Sep 2025	1,533,483	1,267,936	2,119,628	1,397,810	1,988,550	1,721,071	—
All-in-cost	US$/oz	Sep 2026	3,410	3,046	4,867	3,753	3,544	3,012	—
		Jun 2026	3,539	3,089	4,435	3,406	3,663	3,628	—
		Sep 2025	2,704	2,236	3,737	2,465	3,506	3,035	—
Average exchange rates for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 was R16.28/US$, R16.48/US$ and R17.64/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      14
ALL-IN COSTS – QUARTERS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Sep 2026	962
		Jun 2026	855
		Sep 2025	392
Royalties		Sep 2026	97
		Jun 2026	61
		Sep 2025	50
Community costs		Sep 2026	15
		Jun 2026	15
		Sep 2025	15
Inventory change		Sep 2026	(60)
		Jun 2026	(30)
		Sep 2025	425
Share-based payments[2]		Sep 2026	11
		Jun 2026	13
		Sep 2025	5
Rehabilitation interest and amortisation[3]		Sep 2026	19
		Jun 2026	18
		Sep 2025	18
Leases		Sep 2026	13
		Jun 2026	11
		Sep 2025	24
Sustaining capital expenditure		Sep 2026	28
		Jun 2026	4
		Sep 2025	11
Less: By-product credit		Sep 2026	(61)
		Jun 2026	(80)
		Sep 2025	(70)
Total All-in-sustaining costs[4]		Sep 2026	1,024
		Jun 2026	867
		Sep 2025	870
Plus: Corporate cost, growth and capital expenditure		Sep 2026	—
		Jun 2026	10
		Sep 2025	25
Total All-in-costs[4]		Sep 2026	1,024
		Jun 2026	877
		Sep 2025	895
Payable zinc production	kt	Sep 2026	25
		Jun 2026	25
		Sep 2025	24
All-in-sustaining cost[4]	R/tZn	Sep 2026	41,022
		Jun 2026	35,323
		Sep 2025	35,539
	US$/tZn	Sep 2026	2,520
		Jun 2026	2,143
		Sep 2025	2,015
All-in-cost[4]	R/tZn	Sep 2026	41,022
		Jun 2026	35,730
		Sep 2025	36,560
	US$/tZn	Sep 2026	2,520
		Jun 2026	2,168
		Sep 2025	2,073
Average exchange rates for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 was R16.28/US$, R16.48/US$ and R17.64/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
4All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of payable zinc production in the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      15
UNIT OPERATING COST – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations	Total SA PGM operations[2,3]	Rustenburg[3]		Marikana[3]		Plat Mile[3]	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Sep 2026	1,251	12,399	5,982	394	5,790		233	745
		Jun 2026	1,415	11,668	5,325	354	5,803		186	693
		Sep 2025	1,259	10,919	5,077	358	5,257		227	926
Inventory change		Sep 2026	(90)	406	326	23	57		—	(86)
		Jun 2026	(173)	410	763	(56)	(297)		—	(55)
		Sep 2025	67	1,220	1,260	(81)	41		—	(229)
Less: Chrome cost of sales		Sep 2026	—	(177)	(116)	—	(28)		(33)	—
		Jun 2026	—	(155)	(104)	—	(29)		(22)	—
		Sep 2025	—	(306)	(217)	—	(70)		(19)	—
Less: Purchase cost of PoC		Sep 2026	—	(801)	—	—	(801)		—	—
		Jun 2026	—	(858)	—	—	(858)		—	—
		Sep 2025	—	(648)	—	—	(648)		—	—
Total operating cost excluding third party PoC		Sep 2026	1,161	11,827	6,192	417	5,018		200	659
		Jun 2026	1,242	11,065	5,984	298	4,619		164	638
		Sep 2025	1,326	11,185	6,120	277	4,580		208	697
Tonnes milled/treated	kt	Sep 2026	177	7,856	2,757	1,107	1,667	645	1,680	349
		Jun 2026	199	7,166	2,535	876	1,475	802	1,478	357
		Sep 2025	198	9,973	3,152	1,407	1,760	960	2,694	370
PGM production excluding third party PoC[4]	4Eoz	Sep 2026	59,417	412,172	221,878	10,980	173,317		5,997	27,630
		Jun 2026	69,544	379,009	207,693	9,460	156,653		5,203	27,397
		Sep 2025	73,171	464,217	255,126	11,731	188,643		8,717	29,646
Operating cost[5,6]	R/t	Sep 2026	6,570	1,505	2,246	377	2,170		119	1,889
		Jun 2026	6,255	1,544	2,360	340	2,028		111	1,785
		Sep 2025	6,706	1,122	1,942	197	1,684		77	1,881
	US$/t	Sep 2026	404	92	138	23	133		7	116
		Jun 2026	380	94	143	21	123		7	108
		Sep 2025	380	64	110	11	95		4	107
	R/4Eoz - R/2Eoz	Sep 2026	19,540	28,694	27,907	37,978	28,953		33,350	23,851
		Jun 2026	17,859	29,195	28,812	31,501	29,486		31,520	23,287
		Sep 2025	18,122	24,094	23,988	23,613	24,279		23,861	23,511
	US$/4Eoz - US$/2Eoz	Sep 2026	1,200	1,763	1,714	2,333	1,778		2,049	1,465
		Jun 2026	1,084	1,772	1,748	1,911	1,789		1,913	1,413
		Sep 2025	1,027	1,366	1,360	1,339	1,376		1,353	1,333
Average exchange rates for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 was R16.28/US$, R16.48/US$ and R17.64/US$, respectively
Figures may not add as they are rounded independently
1   The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into Rand
2Total SA PGM operations exclude the results of Mimosa (financial and production results), which is equity accounted
3Cost of sales, before amortisation and depreciation for Total SA PGM operations, Rustenburg, Marikana and Platinum Mile includes the Chrome cost of sales, but is excluded for operating unit cost calculation purposes as Chrome production is excluded from the concentrate production
4For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana -
Quarters”
5Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period, by the PGM produced in the same period
6  The Section 45X Advance Manufacturing Production Credits relating to US PGM underground operations for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 were
R186 million (US$11 million), R228 million(US$14 million) and R181 million (US$10 million) respectively
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      16
UNIT OPERATING COST – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Sep 2026	7,063	5,075	1,988	2,227	36	1,599	112	1,249	—	457	1,383
		Jun 2026	6,995	4,913	2,082	2,007	42	1,596	199	1,310	—	532	1,309
		Sep 2025	6,218	4,561	1,657	2,130	—	1,439	15	992	—	489	1,153
Inventory change		Sep 2026	(85)	(70)	(15)	(106)	—	32	9	4	—	(1)	(23)
		Jun 2026	(267)	(211)	(56)	(16)	—	(106)	(20)	(89)	—	(5)	(31)
		Sep 2025	150	137	13	(45)	—	88	6	94	—	(44)	51
Total operating cost		Sep 2026	6,978	5,005	1,973	2,121	36	1,631	121	1,253	—	456	1,360
		Jun 2026	6,728	4,702	2,026	1,991	42	1,490	179	1,221	—	527	1,278
		Sep 2025	6,368	4,698	1,670	2,085	—	1,527	21	1,086	—	445	1,204
Tonnes milled/treated	kt	Sep 2026	8,354	729	7,625	248	62	180	204	302	—	1,188	6,170
		Jun 2026	8,381	721	7,660	271	62	150	172	300	—	1,080	6,345
		Sep 2025	8,408	864	7,544	296	—	237	74	332	—	989	6,481
Gold produced	kg	Sep 2026	4,835	3,123	1,712	1,794	71	606	92	723	—	242	1,307
		Jun 2026	4,798	3,066	1,732	1,760	16	581	110	725	—	323	1,283
		Sep 2025	5,472	4,010	1,462	2,263	—	874	54	873	—	217	1,191
	oz	Sep 2026	155,449	100,407	55,042	57,678	2,283	19,483	2,958	23,245	—	7,780	42,021
		Jun 2026	154,259	98,574	55,685	56,585	514	18,680	3,537	23,309	—	10,385	41,249
		Sep 2025	175,929	128,924	47,004	72,757	—	28,100	1,736	28,068	—	6,977	38,292
Operating cost[1,2]	R/t	Sep 2026	835	6,861	259	8,562	577	9,068	593	4,150	—	384	220
		Jun 2026	803	6,522	265	7,353	673	9,914	1,040	4,072	—	488	201
		Sep 2025	757	5,435	221	7,055	—	6,435	282	3,276	—	450	186
	US$/t	Sep 2026	51	421	16	526	35	557	36	255	—	24	14
		Jun 2026	49	396	16	446	41	602	63	247	—	30	12
		Sep 2025	43	308	13	400	—	365	16	186	—	26	11
	R/kg	Sep 2026	1,443,226	1,602,626	1,152,453	1,182,274	507,042	2,691,419	1,315,217	1,733,057	—	1,884,298	1,040,551
		Jun 2026	1,402,251	1,533,594	1,169,746	1,131,250	2,625,000	2,564,544	1,627,273	1,684,138	—	1,631,579	996,103
		Sep 2025	1,163,743	1,171,571	1,142,271	921,343	—	1,747,140	388,889	1,243,986	—	2,050,691	1,010,915
	US$/oz	Sep 2026	2,757	3,062	2,202	2,259	969	5,142	2,513	3,311	—	3,600	1,988
		Jun 2026	2,647	2,894	2,208	2,135	4,954	4,840	3,071	3,179	—	3,079	1,880
		Sep 2025	2,052	2,066	2,014	1,625	—	3,081	686	2,193	—	3,616	1,782
Average exchange rates for the quarters ended 30 September 2026, 30 June 2026 and 30 September 2025 was R16.28/US$, R16.48/US$ and R17.64/US$, respectively
Figures may not add as they are rounded independently
1  Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
2  Due to the Kloof operations having a life of 1 year as of 31 December 2025, all capital expenditure is expensed
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      17
ADJUSTED EBITDA RECONCILIATION – QUARTERS

	Quarter ended 30 Sep 2026											Quarter ended 30 Jun 2026											Quarter ended 30 Sep 2025
	Group	Southern Africa (SA) region		Americas region			European (EU) region		Australian (AUS) region		Group	Group	Southern Africa (SA) region		Americas region			European (EU) region		Australian (AUS) region		Group	Group	Southern Africa (SA) region		Americas region			European (EU) region		Australian (AUS) region		Group
Figures in million - SA rand	Group	SA PGM	SA gold	Total US operations	US Under- ground PGM	Recycling	Total EU	Keliber OY	Total AUS	Century zinc retreatmen t operation	Corporate	Group	SA PGM	SA gold	Total US operations	US Under- ground PGM	Recycling	Total EU	Keliber OY	Total AUS	Century zinc retreatmen t operation	Corporate	Group	SA PGM	SA gold	Total US operations	US Under- ground PGM	Recycling	Total EU	Keliber OY	Total AUS	Century zinc retreatmen t operation	Corporate
Profit/(loss) before royalties, carbon tax and tax	7,075	4,463	2,844	299	(285)	584	(615)	(227)	753	788	(669)	10,727	6,601	3,659	1,232	(242)	1,474	(410)	(158)	195	227	(550)	4,994	3,453	2,052	18	(193)	211	(419)	(91)	365	399	(475)
Adjusted for:						—											—
Amortisation and depreciation	2,525	1,189	754	565	481	84	16	16	1	—	—	2,233	1,111	736	375	275	100	5	5	7	6	(1)	2,592	1,172	1,019	398	347	51	3	3	—	—	—
Interest income	(386)	(196)	(162)	(56)	(29)	(27)	37	37	(4)	(4)	(5)	(366)	(169)	(183)	(44)	(25)	(19)	43	43	(6)	(5)	(7)	(316)	(93)	(133)	(11)	(10)	(1)	(14)	(14)	(2)	(2)	(63)
Finance expense	1,105	140	230	279	268	11	26	19	37	32	393	1,118	152	240	397	385	12	(37)	(44)	34	31	332	1,265	201	252	453	442	11	25	22	55	51	279
Share-based payments	504	188	120	102	92	10	64	22	27	27	3	(187)	(58)	(33)	(61)	(59)	(2)	(26)	(8)	(8)	(8)	(1)	728	268	177	158	147	11	94	23	26	26	5
Loss/(gain) on financial instruments	64	53	(82)	(8)	—	(8)	—	—	101	101	—	(111)	14	120	(475)	—	(475)	125	85	93	93	12	757	66	557	80	—	80	26	—	28	28	—
(Gain)/loss on foreign exchange movements	(23)	(32)	12	(2)	(2)	—	8	(14)	(7)	(6)	(2)	(55)	(55)	(118)	18	10	8	70	42	18	18	12	(11)	27	(54)	14	8	6	(18)	1	10	8	10
Share of results of equity- accounted investees after tax	(56)	(27)	(36)	4	5	(1)	—	—	—	—	3	(990)	(805)	(190)	2	7	(5)	—	—	—	—	3	(251)	(157)	(103)	2	5	(3)	—	—	—	—	7
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	(229)	38	(265)	—	—	—	—	—	—	—	(2)	65	—	(13)	—	—	—	—	—	78	82	—	—	—	—	—	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(42)	(40)	(7)	5	4	1	—	—	—	—	—	(29)	(17)	(17)	5	1	4	—	—	—	—	—	32	45	(15)	2	2	—	—	—	—	—	—
Impairments	14	14	—	—	—	—	—	—	—	—	—	2	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	188	3	18	(1)	(1)	—	168	—	—	—	—	68	3	48	3	3	—	14	—	—	—	—	2	—	2	—	—	—	—	—	—	—	—
Lease payments	(67)	(26)	(17)	(2)	—	(2)	(9)	(6)	(13)	(13)	—	(55)	(21)	(13)	(2)	—	(2)	(9)	(6)	(10)	(11)	—	(65)	(21)	(12)	(1)	—	(1)	(7)	(2)	(24)	(24)	—
Other non-recurring costs	101	—	10	47	47	—	42	—	—	—	2	51	—	54	(56)	(46)	(10)	84	—	—	—	(31)	145	—	(11)	(59)	(169)	110	113	—	—	—	102
Adjusted EBITDA	10,773	5,767	3,419	1,232	580	652	(263)	(153)	895	925	(277)	12,471	6,758	4,290	1,394	309	1,085	(141)	(41)	401	433	(231)	9,872	4,961	3,731	1,054	579	475	(197)	(58)	458	486	(135)
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      18
Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group and is the responsibility of the Group's Board of Directors. These non-
IFRS measures should not be considered as alternatives to IFRS Accounting Standards measures, including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with
IFRS Accounting Standards, and may not be comparable to similarly titled measures of other companies.
The non-IFRS financial measures discussed in this document are listed below:

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Adjusted EBITDA	Adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye- Stillwater’s facility agreements for compliance with the debt covenant formula and involves eliminating the effects of various one-time, irregular, and non-recurring items from the standard EBITDA calculation	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	17
All-in sustaining costs (AISC)	Cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change (PGM operations only), share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the by-product credit	Developed by the World Gold council for the purpose of the gold mining industry, AISC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	11,12,13,14
All-in costs (AIC)	AISC plus additional costs relating to corporate and major capital expenditure associated with growth	Developed by the World Gold council for the purpose of the gold mining industry, AIC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, after including growth capital, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	11,12,13,14
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/ gold sold/zinc produced (payable)	Developed by the World Gold council for the purpose of the gold mining industry, AISC/AIC per unit provides a metric that aims to reflect the full cost to sustain the production and sale, after including growth capital (AIC), of an ounce/kilogram/tonne of commodity and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	11,12,13,14
Operating costs	The average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period	Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	12,15,16
Pro-forma financial information
Certain financial information, including non-IFRS measures, presented in this operating update constitutes pro forma financial information.
The responsibility for preparing and presenting the pro forma financial information for the completeness and accuracy of the pro forma financial information is that of the directors of Sibanye-Stillwater. This pro forma financial information is presented for illustrative purposes only. Because of its nature, the pro forma financial information may not fairly present Sibanye-Stillwater’s financial position, changes in equity, and results of operations or cash flows. This pro forma financial information has not been audited or reviewed or otherwise reported on by Sibanye-Stillwater’s external auditor.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      19
ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
A2X: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Dr Richard Stewart (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*^
Prof Jeremiah Vilakazi#
Dr Lindiwe Mthimunye*
Keith Rayner#
Dr Peter Hancock*
Philippe Boisseau*
Richard Menell#
Sindiswa Zilwa*
Terence Nombembe*
*    Independent non-executive
#  Non-executive
^  Lead independent director
INVESTOR ENQUIRIES
Please send any investor enquiries to:
ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
BDO SOUTH AFRICA INC.
Wanderers Office Park
52 Corlett Drive
Illovo 2196
South Africa
Private Bag X60500
Houghton 2041
South Africa
Tel: +27 11 488 1700
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
BNY Shareowner Services
PO Box 43006
Providence, RI 02940
United States of America
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
BNY Depositary Receipts Client Service Management
Tel: +1 212 815 4836
Email: drclientserviceny@bny.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 30 September 2026      20
DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”,
“forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying
Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions (including Metallix), as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto;
the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of
Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems, evolving cyber threats to Sibanye-Stillwater's operations and the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and
Exchange Commission, including the 2025 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2025 on Form 20-F filed with the United States Securities and
Exchange Commission on 24 April 2026 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement
(except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, AISC, AIC and operating cost. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.